                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D
                                 (RULE 13D-1)

                        PHYSICIAN SUPPORT SYSTEMS, INC.
                               (NAME OF ISSUER)

                         COMMON STOCK, $.001 PAR VALUE
                        (TITLE OF CLASS OF SECURITIES)

                                   71940V105
                                (CUSIP NUMBER)

                               E. MICHAEL INGRAM
                         GENERAL COUNSEL AND SECRETARY
                           NATIONAL DATA CORPORATION
                              NATIONAL DATA PLAZA
                          ATLANTA, GEORGIA 30329-2010
  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
                              AND COMMUNICATIONS)

                               OCTOBER 14, 1997
            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

                                 SCHEDULE 13D

CUSIP No. 71940V105                                      Page 2 of 6 Pages
         ----------

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    NATIONAL DATA CORPORATION

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    58-0977458
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [ ]

--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS:
    00/1/
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e)                                                           [ ]
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
    DELAWARE
--------------------------------------------------------------------------------
               7   SOLE VOTING POWER

  NUMBER OF
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8   SHARED VOTING POWER
   OWNED BY        2,869,581
    EACH
  REPORTING    -----------------------------------------------------------------
   PERSON      9   SOLE DISPOSITIVE POWER
    WITH

               -----------------------------------------------------------------
               10  SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,869,581/2/
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     29.5%/3/
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
--------------------------------------------------------------------------------

---------------
/1/ The shares indicated are subject to the Stockholder Voting Agreement by and among the reporting person, Physician Support Systems, Inc. ("PSS"), and certain PSS directors, executive officers, and employees.
/2/ For the reasons discussed in footnote 1, National Data Corporation disclaims beneficial ownership of any of the shares of Common Stock of PSS as to which it may be deemed to share voting power pursuant to the Stockholder Voting Agreement.
/3/ The percentage indicated represents the percentage of the total outstanding shares of Common Stock of PSS as of October 10, 1996.

ITEM 1. SECURITY AND ISSUER

        This statement relates to the common stock of Physician Support Systems, Inc., $.001 par value per share ("PSS Common Stock"). Physician Support Systems, Inc. ("PSS") is a Delaware corporation whose principal executive offices are located at Route 230 and Eby-Chiques Road, Mt. Joy, Pennsylvania 17552.

ITEM 2. IDENTITY AND BACKGROUND

        This statement is being filed by National Data Corporation ("NDC") a Delaware corporation whose principal executive offices are located at National Data Plaza, Atlanta, Georgia 30329-2010.

        The Executive Officers and Directors of NDC, their citizenship, residence or business address, principal occupation, and the principal business and address of any corporation or other organization in which such officer or director's employment is conducted, are as follows:


Name and Citizenship            Principal Occupation                    Address
--------------------            --------------------                    -------
Robert A. Yellowlees            Chairman of the Board, President,       National Data Corporation
Director and Executive Officer  Chief Executive Officer and Chief       National Data Plaza
USA                             Operating Officer of NDC, an            Atlanta, Georgia 30329-2010
                                information services company.

Edward L. Barlow                General Partner, Whitcom                Whitcom Partners
Director                        Partners, an investment partnership     Time Life Bldg.
USA                                                                     110 W. 51st Street
                                                                        Room 4310
                                                                        New York, New York 10020

J. Veronica Biggins             Partner, Heidrick & Struggles           Heidrick & Struggles
Director                                                                One Peachtree Center
USA                                                                     303 Peachtree Street
                                                                        Atlanta, Georgia 30308

James B. Edwards                President, The Medical University       The Medical University of South
Director                        of South Carolina                       Carolina
USA                                                                     171 Ashley Avenue
                                                                        Charleston, South Carolina 29425

Don W. Sands                    Director of the Georgia World           Gold Kist, Inc.
Director                        Congress Center, a convention           244 Perimeter Center Parkway, NE
USA                             center in Atlanta; and Chief            Atlanta, Georgia 30346
                                Executive Officer Emeritus of Gold
                                Kist, Inc. an agricultural
                                cooperative association.

Neil Williams                   Partner, Alston & Bird LLP,             Alston & Bird LLP
Director                        attorneys at law                        1201 West Peachtree Street
USA                                                                     Atlanta, Georgia 30309-3424

Steven L. Arnold                Chief Administrative Officer of         National Data Corporation
Executive Officer               NDC                                     National Data Plaza
USA                                                                     Atlanta, Georgia 30329-2010

                               Page 3 of 6 Pages


Name and Citizenship            Principal Occupation                    Address
--------------------            --------------------                    -------
Richard S. Cohan                General Manager, Health Care            National Data Corporation
Executive Officer               Information Network of NDC              National Data Plaza
USA                                                                     Atlanta, Georgia 30329-2010

Thomas M. Dunn                  General Manager, Integrated             National Data Corporation
Executive Officer               Payments Systems of NDC                 National Data Plaza
USA                                                                     Atlanta, Georgia 30329-2010

David K. Hunt                   President, Chief Executive Officer      National Data Corporation
Executive Officer               and Director of Global Payment          National Data Plaza
USA                             Systems LLC, a subsidiary of NDC        Atlanta, Georgia 30329-2010

E. Michael Ingram               General Counsel and Secretary of        National Data Corporation
Executive Officer               NDC                                     National Data Plaza
USA                                                                     Atlanta, Georgia 30329-2010

Barbara W. Morgan               Controller of NDC                       National Data Corporation
Executive Officer                                                       National Data Plaza
USA                                                                     Atlanta, Georgia 30329-2010

Kevin Shea                      Executive Vice President,               National Data Corporation
Executive Officer               Corporate Strategy and Business         National Data Plaza
USA                             Development of NDC                      Atlanta, Georgia 30329-2010

M.P. Stevenson Jr.              Interim Chief Financial Officer of      National Data Corporation
Executive Officer               NDC                                     National Data Plaza
USA                                                                     Atlanta, Georgia 30329-2010

        To the best of NDC's knowledge, during the last five years, neither NDC nor any of its directors or executive officers has been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors) nor has NDC or any of its directors or executive officers been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        This item is not applicable because the nature of NDC's deemed beneficial ownership of shares of PSS Common Stock arises under the Stockholder Voting Agreement described in Item 4.

ITEM 4. PURPOSE OF TRANSACTION

        Pursuant to an Agreement and Plan of Merger, dated as of October 14, 1997 (the "Merger Agreement"), among NDC, PSS, and Universal Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of NDC, and in consideration thereof certain PSS directors, executive officers and employees (the "Stockholders") have agreed to, or given certain officers of NDC, a proxy to, vote all of their shares of PSS Common Stock in favor of adoption of the Merger Agreement whereby PSS will merge with and into Universal Acquisition Corp. (the "Merger"). The Stockholder Voting Agreement also provides that the Stockholders have agreed to, or given certain officers of NDC a proxy to, vote such Stockholder's shares of PSS Common Stock against (i) any

                               Page 4 of 6 Pages
        merger agreement or merger (other than the Merger Agreement and Merger), consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by PSS, or (ii) any amendment of PSS's certificate of incorporation, bylaws or other proposal or transaction involving PSS or any of its subsidiaries which amendment or other proposal or transaction would in any manner impede, frustrate, prevent or nullify the Merger, the Merger Agreement or any of the other transactions contemplated by the Merger Agreement. Each Stockholder has further agreed that such Stockholder shall not (i) transfer, or consent to any transfer of, any or all of such Stockholder's shares or any interest therein, except in certain limited circumstances and pursuant to the Merger, (ii) enter into any contract, option or other agreement or understanding with respect to any transfer of any or all of such shares or any interest therein, (iii) grant any proxy, power of attorney or other authorization in or with respect to such shares, except for the Stockholder Voting Agreement, or (iv) deposit such shares into a voting trust or enter into a voting agreement or arrangement with respect to such shares, subject to certain limited exceptions.

        The Stockholder Voting Agreement will terminate upon the earlier of the effective time of the Merger, or the date upon which the Merger Agreement is terminated in accordance with its terms.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

        The 2,869,581 shares of PSS Common Stock subject to the Stockholder Voting Agreement are equal to approximately 29.5% of the PSS Common Stock, based on the shares of PSS Common Stock issued and outstanding on October 14, 1997.

        NDC expressly disclaims any beneficial ownership of the 2,869,581 shares of PSS Common Stock subject to the Stockholder Voting Agreement.

        Other than as set forth in this Item 5, to the best of NDC's knowledge
        (i) neither NDC nor any subsidiary or affiliate of NDC or any of its or their executive officers or directors, beneficially owns any shares of PSS Common Stock, and (ii) there have been no transactions in the shares of PSS Common Stock effected during the past 60 days by NDC, nor to the best of NDC's knowledge, by any subsidiary or affiliate of NDC or any of its or their executive officers or directors.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERTAKINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

        Other than the Merger Agreement, including the Stockholder Voting Agreement, a copy of which (excluding certain exhibits) is incorporated by reference herein, to the best of NDC's knowledge there are at present no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 above and between such persons and any person with respect to any securities of PSS.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

        The Merger Agreement and the Stockholder Voting Agreement are incorporated by reference to Registration Statement on Form S-4, Registration Number 333-40153.

                               Page 5 of 6 Pages

                                   SIGNATURE
        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 26, 1997               /s/ E. Michael Ingram
-----------------               ------------------------------------------------
Date                            Signature

                                E. Michael Ingram, General Counsel and Secretary
                                ------------------------------------------------
                                Name/Title